[GRAPHIC OMITTED}
CONCHA Y TORO

Contacts in Santiago, Chile

Osvaldo Solar
Chief Financial Officer

Blanca Bustamante
Head of Investor Relations

Vina Concha y Toro S.A.
Tel: (56-2) 476-5026
Email: vcoir@conchaytoro.cl

www.conchaytoro.com

                                                           FOR IMMEDIATE RELEASE



                           VINA CONCHA Y TORO REPORTS
                   SECOND QUARTER AND FIRST HALF 2005 RESULTS




Santiago, Chile, August 12, 2005 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and six-month periods ended June 30, 2005. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of June 30, 2005. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, 2005 (US$1.00=Ch$579.0).

                             Highlights 2Q05 v. 2Q04

o   Total revenues increased 8.6%.
o   Export sales increased 17.3% in US dollar terms.
o   Bottled export shipments increased 14% to 2,686,000 cases.
o   Bottled domestic revenues increased 13.5% in value.
o Operating income declined by 6.6%, operating margin decreased to 17.3% from 20.1%.
o   Net income decreased 14.2% to Ch$6,417 million (US$11.1 million).
o   Ebitda increased 5.6% to Ch$11,205 million (US$19.4 million).
o   Earnings per ADR declined 3.1% to US$ 0.77.

                             Highlights 1H05 v. 1H04

o   Total revenues increased 12.0%.
o   Export sales increased 19.6% in US dollar terms.
o   Bottled export shipments increased 16.7% to 4,856,000 cases.
o   Bottled domestic revenues increased 20.2% in value.
o Operating income increased 3.9%, operating margin fell to 16.0% in 1H05 from 17.2% in 1H04.
o   Net income increased 2.4% to Ch$11,065 million (US$19.1 million).
o   Ebitda increased 12.6% to Ch$19,548 million (US$33.8 million).
o   Earnings per ADR increased 15.6% to US$ 1.33.

                              Comments from the CEO


The Company's sales growth during the first six months of the year shows the solid positioning of Concha y Toro in all its markets, whether domestic or international.

We should stress the domestic market's results where sales rose by 13.5% in the second quarter and 20.3% in the first half of the year. Domestic market results follow a strategy focused on repositioning and boosting profitability without compromising our market share, which climbed to 27.3% as of July 2005 from 24.8% a year ago.

Exports in dollar terms increased by 17.3% in the quarter and by 19.6% in the first half of the year, driven by firm results in Asia, South America, Canada and Europe. Shipments on the other hand rose by 14% and 17.3% respectively in the quarter and half year.

The Concha y Toro brand continues to gain positions in the British market, reaching a ranking of 16 among the best-selling wine brands according to the latest report by AC Nielsen. This shows the success of our subsidiary in the UK with its balanced strategy in all the off-trade sales channels.

Nevertheless, the second quarter results also reflect a higher wine cost scenario as a result of higher prices for grapes in the 2005 vintage, as well as the impact of the strong appreciation of the Chilean peso on our foreign currency export proceeds.





                           Second Quarter 2005 Results


Total Revenues

Total revenues increased 8.6% to Ch$51,816 million (US$89.5 million) from Ch$47,716 million (US$82.4 million). Higher domestic wine sales, stronger sales from the subsidiary in the UK and greater export sales to third parties, contributed to the increase in total revenues for this quarter.

                                                Table 1
                                             Total Revenues
                                           (In Ch$ millions)
-------------------------------------------------------------------------------------------------------
                                                          2Q05                                     1H05
                                                           v.                                       v.
                               2Q05         2Q04          2Q04         1H05         1H04           1H04
                                                          (%)                                      (%)
-------------------------------------------------------------------------------------------------------
Chile:
Domestic- Wine                11,224        9,887         13.5%       20,248       16,833         20.3%
Exports to third parties      27,999       27,063          3.5%       50,475       46,230          9.2%
Concha y Toro UK               7,202        5,067         42.1%       11,597        9,897         17.2%
Other revenues                 1,790        1,858         -3.6%        3,534        3,327          6.2%

Argentina:
Domestic                       1,070        1,675        -36.1%        2,221        2,734        -18.8%
Exports                        2,531        2,166         16.8%        4,349        3,520         23.6%

-------------------------------------------------------------------------------------------------------
                 TOTAL        51,816       47,716          8.6%       92,423       82,540         12.0%
-------------------------------------------------------------------------------------------------------

Domestic Sales, Chile.

Domestic bottled wine sales increased 13.5% to Ch$11,224 million (US$19.4 million) in 2Q05 from Ch$9,887 million (US$17.1 million) in 2Q04 following a 15.6% increase in the average price and a 1.8% decrease in sales volume. The higher average price in the local market reflects the Company's focus on increasing domestic market profitability. Sales volumes for the popular category decreased 1.7% while premium wine volume increased 7.0%.

According to AC Nielsen figures, Concha y Toro increased its market share to 27.3% as of June-July 2005 from 24.8% a year ago.


Export Revenues.
Export revenue from sales to third parties increased 3.5% to Ch$27,999 million in 2Q05 from Ch$27,063 million in 2Q04. Stronger sales (in US dollars) in all regional markets contributed to growth with the highest increases coming from Asia, South America, Canada and Europe. This result was partially offset by the strengthening of the Chilean peso and its impact on foreign currency denominated revenues. Stated in Chilean pesos, the sales figures include the impact of local currency appreciating 10.2% year on year.

Sales from the UK subsidiary increased 42.1% to Ch$7,202 million. Strong sales in the quarter reflect the solid position of the Concha y Toro portfolio as a result of a successful multi-channel distribution strategy for positioning the Company's products in all subcategories of the off-trade channel, such as supermarkets, wine shops, convenience stores and department stores. According to AC Nielsen figures for the 12 month period ended May 2005, the Concha y Toro brand ranks number 16 among the highest-selling brands in the UK market.

     o    Exports of Bottled Wine in US$:
          ------------------------------

The following figures, representing exports in dollar terms and volume, include those to third parties as well as to the Company's distribution subsidiary in the UK. For the quarter, exports increased 17.3% to US$ 54.8 million from US$46.8 million. Volumes shipped increased 14% while the average price rose 2.9%.


                                     Graph 1
                          Export Value (US$) by Region
                               Second Quarter 2005

                               [GRAPHIC OMITTED]

                           Central America        9.5%
                           South America         10.1%
                           Asia                   7.0%
                           Other                  0.9%
                           U.S.                  19.0%
                           Canada                 5.0%
                           Europe                48.5%


Exports increased to every region. In percentage terms, the biggest growth was achieved in Asia (+63.9%), South America (+47.5%), Canada (+32.9%) and Europe (+14.5%).

     o    Exports of Bottled Wine in Volume:
          ---------------------------------

Export volumes increased 14% to 2,686,000 cases. For the quarter, Asia posted an 82% volume increase driven by a 50% rise in Japan and a 233% increase in the rest of Asia, led by strong growth in Korea, Hong Kong and Taiwan. In South America, shipments increased 37.1% with good results in Brazil and Venezuela. Europe maintained its positive trend with volumes rising 14.3%, following higher shipments to the UK, Denmark and Finland among others.

By segment, figures reveal a 10.3% and 13.7% increase in shipments of premium and varietal wines, respectively. Exports of varietal blends increased 4.1%. Volumes of popular wines increased 63.6% responding to business opportunities the Company has taken mainly through its Vina Maipo brand.

     o Prices: The average price per case increased 2.9% to US$ 20.41 from US$19.84 in 2Q04, mainly due to higher prices across the portfolio of products.

Argentine Operations.
Total revenues from the Argentine operation decreased 6.3% to Ch$3,601 million (US$6.2 million). Exports from Argentina increased 16.8% but this was offset by a 36.1% decrease in domestic sales.

Exports for the quarter from Trivento increased 32% in volume and value, totaling 301,000. cases. The Company continues to sustain growth through new business opportunities and increasing penetration of its markets. Local sales in Argentina were affected by the prices rises made in order to improve profitability in this market.

Other Revenues. Lower bottling fees and the termination of the operations of the subsidiary Villa Alegre, that produced and marketed mineral water, explain the 3.6% decrease in other revenues. The Villa Alegre operation was closed and finished its activities in October, 2004.

Cost of Sales

For the quarter, the total cost of sales rose 16.7% to Ch$31,896 million (US$55.1 million) from Ch$27,335 million (US$47.2 million) in 2Q04. The cost of sales as a percentage of total sales increased to 61.6% from 57.3% as a result of higher wine costs (mainly explained by higher grape costs of the 2005 vintage). The gross margin decreased to 38.4% from 42.7%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 1.6% to Ch$10,964 million (US$18.9 million). As a percentage of revenues, SG&A decreased to 21.2% from the 22.6% recorded in 2Q04 and reflects the dilution of fixed costs as a result of the increased volumes.

Operating Income

Operating income decreased 6.6% to Ch$8,956 million (US$15.5 million) in 2Q05 compared to Ch$9,594 million (US$16.6 million) in 2Q04. The operating margin declined to 17.3% from 20.1% as a result of higher wine costs and the impact of the appreciation of the Chilean peso on dollar denominated revenues.

Non-Operating Result

Non-operating income produced a positive Ch$175 million (US$302 thousand) in comparison to a loss of Ch$41 million (US$70 thousand), due to a gain in equity income and a higher contribution from other non-operating income.

Non-operating expenses increased to Ch$1,337 million (US$2.3 million) from Ch$618 million (US$1.1 million) mainly due to higher interest payments, higher other non-operating expenses and price level restatement, partly compensated by reduced exchange differences for the period.
o Interest expenses totaled Ch$951 million (US$1.6 million) compared to Ch$409 million (US$0.7 million) due to higher financial debt. Financial debt increased from Ch$60,702 (US$104.5 million) in June 30, 2004 to Ch$90,055 million (US$155.5 million) as of June 30, 2005, following the placement of a 21-year bond of Ch$34,544 million on the Chilean domestic market in April 2005. The proceeds were used mainly to finance capital expenditure in agriculture and production capacity. The financial debt to equity ratio increased from 0.42 as of June 2004 to 0.56 as of June 2005.
o Price level restatement represented a loss of Ch$152 million (US$262 thousand) compared to a gain of Ch$52 million (US$89 thousand) in 2Q04.
o Exchange differences produced a loss of Ch$78 million (US$134 thousand) compared to a loss of Ch$221 million (US$382 thousand) in 2Q04.

                                                     Table 2
                                              Non-Operating Results
                                                (in Ch$ millions)
----------------------------------------------------------------------------------------------------------------
                                                                   2Q05                                     1H05
                                                                    vs                                       vs
                                        2Q05         2Q04          2Q04         1H05         1H04           1H04
                                                                   (%)                                      (%)
----------------------------------------------------------------------------------------------------------------
Non-operating Income
Equity Income                              45         -111       -140.7%          149           -6        -2580%
Other non-operating income                130           70         84.7%          192          141         36.3%
Total non-operating income                175          -41       -532.6%          341          135        152.5%

Non-operating expenses
Interest Expense                         -951         -409        132.4%       -1.526         -712        114.2%
Price Level Restatement                  -152           52       -394.2%          106          332        -68.1%
Exchange Differences                      -78         -221        -64.9%          -40         -961        -95.8%
Other Non-operating expenses             -157          -39       -305.8%         -241          -84        188.5%
Total non-operating expenses           -1,337         -618        116.4%       -1,701       -1,425         19.4%
----------------------------------------------------------------------------------------------------------------
      Total Non-Operating Result       -1,162         -658         76.5%       -1,360       -1,290          5.4%
----------------------------------------------------------------------------------------------------------------


Net Income and Earnings per Share (EPS)
Net income for the period decreased 14.2% to Ch$6,417 million (US$11.1 million) from Ch$7,477 million (US$12.9 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings decreased to Ch$8.92 per share from Ch$10.40, for the quarter. Earnings per ADR were Ch$446 in 2Q05. In US dollar terms, earnings per ADR decreased 3.1% to US$ 0.77 in the second quarter of 2005 from US$ 0.80 for the second quarter of 2004.

                             First Half 2005 Results


Total Revenues

Total revenues for the first half 2005 increased 12.0% to Ch$ 92,423 million (US$159.6 million) from Ch$82,540 million (US$142.6 million) in 1H04. Revenues increased following stronger sales in the Chilean domestic market, higher sales from Concha y Toro UK and greater exports to third parties.

Domestic Sales, Chile.
Total domestic wine sales (including bulk) increased 20.3% to Ch$20,248 million in 1H05 from Ch$16,833 million in 1H04. Domestic bottled wines sales (excluding bulk sales) for the period increased 20.2% to Ch$20,227 million from Ch$16,833 million in 1H04.

The 20.2% rise in bottled domestic revenues was the result of a 4.8% increase in volume and a 14.6% increase in the average price. The increase in volume resulted from a 5.8% growth in the popular wine category and a 12.8% rise in premium wines. The higher average price responds to price increases of between 10% and 12% made in February across the portfolio.


Export revenues.
Total export revenues from third parties increased 9.2% to Ch$50,475 million in 1H05 from Ch$46,230 million in 1H04. Higher volumes to all regional markets were led by strong performances in Asia, Europe, Central America and Canada. Revenues in Chilean pesos include the impact of the appreciation of the Chilean peso against the US dollar of approximately 7.8% over the period.

Sales of Concha y Toro UK increased 17.2% to Ch$11,597 million in 1H05. As a result of wider distribution and a successful branding strategy in the UK, the Concha y Toro brand has climbed to 16th position among the GB-off trade sales, according to the latest figures from AC Nielsen scantrack to May 14, 2005. Concha y Toro brand has moved up two positions from last year.

     o Exports of bottled wine in US$: Exports in US dollar terms, which include exports to third parties and those to the UK subsidiary, increased 19.6% to US$ 99.7 million in 1H05 from US$83.4 million in 1H04, resulting from a 16.7% increase in volume and a 2.4% increase in the average price in US dollars.

                              First Six Months 2005
                       Export Value (US dollars) by Region


                               [GRAPHIC OMITTED]

                           Central America        8.6%
                           South America          7.5%
                           Asia                   6.1%
                           Other                  0.8%
                           U.S.                  20.6%
                           Canada                 4.8%
                           Europe                51.6%


In terms of value, the strongest first half results were achieved in Canada (+37.6%), Asia (+26.7%), Europe (+20.6%) and Central America/Caribbean (+17.4%).

     o Exports of bottled wine in volume: Export volumes increased 16.7% to 4,856,000 cases. Shipments to Asia increased 38.6% driven by stronger sales of our Frontera brand. In Canada volumes increased 24.2% with good results across the whole portfolio. Central America/Caribbean increased 20.4% and in Europe volumes increased 20% with positive performances in Denmark, Finland and the Netherlands, among others.

Shipments by segment reveal a 16.9% increase in premium wines, mainly due to stronger sales of Casillero del Diablo in Europe and South America. Varietal wine sales by volume decreased 5.1%, while shipments of varietal blends increased 14.8%.

     o Prices: The average price per case increased 2.4% to US$ 20.54 from US$20.05 in 1H04, as the product mix improved following larger sales of premium wines, and also due to price increases across the portfolio.

Argentine Operations.
Total revenue from our Argentine businesses increased 5.1% to Ch$6,570 million (US$11.3 million) following a 23.6% increase in exports and an 18.8% decrease in domestic sales.

For the first six months of the year, Trivento exports of bottled wine totaled 495,000 cases with a 33% increase over the same period of the year before. Growth was led by strong progress by Trivento wines in Europe.

Lower domestic sales are mainly explained by a 19% decrease in volumes as the Company has focused on profitability, seeking a higher average price for its local sales. In Argentine pesos the average price has increased around 10% in the first half of 2005 as compared to the same period in 2004.

Cost of Sales

For the first half of 2005, the total cost of sales rose 16.7% to Ch$ 57,207 million (US$ 98.8 million) from Ch$ 49,037 million (US$ 84.7 million) in 2004. Cost of sales as a percentage of total sales increased to 61.9% from 59.4% mainly as a result of a higher average wine cost resulting from higher grape costs for the 2005 vintage.

The gross margin decreased to 38.1% from 40.6%, mainly reflecting the higher wine cost and the impact of the Chilean peso appreciation on dollar denominated revenues.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 6.0% to Ch$20,458 million (US$35.3 million) from Ch$ 19,292 million (US$33.3 million). As a percentage of revenues SG&A decreased to 22.1% from the 23.4% recorded in 1H04, mainly resulting from the dilution of fixed costs with larger volumes.

Operating Income

Operating income rose 3.9% to Ch$14,758 million (US$25.5 million) compared to the Ch$14,210 million (US$ 24.5 million) in the first half of 2004. The operating margin decreased from 17.2% to 16.0% following the decrease in the gross margin explained above.


Non-Operating Results

Non-operating income increased 153% to Ch$341 million (US$0.6 million) from Ch$135 million (US$0.2 million), mainly reflecting a better result from the equity participation in net income of related companies.

Non-operating expenses increased 19.4% to Ch$1,701 million (US$2.9 million) in 1H05 from Ch$1,425 million (US$2.5 million) in 1H04. This resulted from an increase in interest expenses from Ch$712 million to Ch$1,526 million due to an increase in financial debt of Ch$29,352 million (US$50.7 million) and higher other non-operating expensed. This was partly offset by a smaller loss in exchange differences of Ch$40 million in 1H05, compared to a loss of Ch$961 million in 1H04.


Net Income and Earnings per Share (EPS)

Net Income for the period increased 2.4% to Ch$ 11,065 million (US$19.1 million) from Ch$ 10,806 million (US$ 18.7 million). Concha y Toro's EPS increased to Ch$
15.39 per share from Ch$ 15.03; earnings per ADR were Ch$769.5 in 1H05 and Ch$
751.5 in 1H04. In US dollar terms, earnings per ADR increased 15.6% to US$ 1.33 compared to US$1.15 for the first six-month period of 2004.

                                  Balance Sheet

Assets

As of June 30, 2005, the Company's consolidated assets totaled Ch$315,740 million (US$545 million), and were Ch$ 59,807 million (US$ 103.3 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (inventories) and fixed assets involving the acquisition of new vineyards, construction and infrastructure.

Liabilities

As of June 30, 2005 net financial debt stood at Ch$90,055 million (US$155.5 million) representing a year-on-year increase of Ch$29,352 million (US$50.7 million). On April 26, 2005 Concha y Toro placed a 21-year bond for Ch$34,544 million on the domestic market at a 3.9% interest rate. The proceeds will be used to repay financial debt, mainly at short term, and the remaining funds will finance new investments to support future growth. As a result of the increase in the debt level, interest expenses rose to Ch$1,526 million (US$2.6 million) during the first half of 2005 from Ch$712 million (US$1.2 million) in the first half of 2004.

As of June 30, the financial debt to equity ratio stood at 0.56.


                                    * * * * *

About Vina Concha y Toro
Vina Concha y Toro is South America's leading wine producer whose products are distributed in 110 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,391 hectares of vineyards planted in Chile and 663 hectares in Argentina.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,792 employees and is headquartered in Santiago, Chile.



Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of June 30, 2005)

                                2Q2005          2Q2004           Change        1H2005          1H2004           Change
                                Th. Ch$         Th. Ch$             %          Th. Ch$         Th. Ch$             %
                             ------------------------------------------------------------------------------------------
Operating Results
Sales revenues                51,815,701      47,716,248             8.6     92,423,139      82,539,577            12.0
Cost of sales                -31,895,508     -27,335,364            16.7    -57,207,486     -49,037,494            16.7
% of sales                          61.6%           57.3%                          61.9%           59.4%
Gross Margin                  19,920,193      20,380,884            -2.3     35,215,653      33,502,083             5.1
% of sales                          38.4%           42.7%                          38.1%           40.6%
Selling & Adm. Expenses      -10,964,398     -10,787,174             1.6    -20,458,118     -19,292,060             6.0
% of sales                          21.2%           22.6%                          22.1%           23.4%
-----------------------------------------------------------------------------------------------------------------------
Operating Income               8,955,796       9,593,710            -6.6     14,757,535      14,210,023             3.9
% of sales                          17.3%           20.1%                          16.0%           17.2%
-----------------------------------------------------------------------------------------------------------------------
Non-Operating Results
-Non-operating income            129,949          70,349            84.7        192,291         141,047            36.3
-Equity income                    45,056        -110,800          -140.7        148,704          -6,000         -2578.4
-Non-operating expenses         -156,501         -38,568           305.8       -241,330         -83,644           188.5
-Financial expenses             -951,325        -409,380           132.4     -1,525,554        -712,208           114.2
-Price level restatement        -151,619          51,544          -394.2        105,743         331,896           -68.1
-Exchange differences            -77,637        -221,417           -64.9        -39,986        -961,305           -95.8
Non-operating result          -1,162,077        -658,272            76.5     -1,360,132      -1,290,214             5.4

Income before income tax       7,793,719       8,935,438           -12.8     13,397,403      12,919,809             3.7
Less: income tax              -1,377,054      -1,460,980            -5.7     -2,331,550      -2,115,378            10.2
Minority interest                    -34           2,874          -101.2           -410           1,317          -131.1

-----------------------------------------------------------------------------------------------------------------------
Net Income                     6,416,631       7,477,332           -14.2     11,065,443      10,805,748             2.4
-----------------------------------------------------------------------------------------------------------------------
-Earnings per share (Ch$)           8.92           10.40           -14.2          15.39           15.03             2.4
-Earnings per ADR (US$)             0.77            0.80            -3.1           1.33            1.15            15.6

EBITDA                        11,205,085      10,609,273             5.6     19,548,392      17,358,415            12.6
% sales                             21.6%           22.2%                          21.2%           21.0%

Number of shares             719,170,735     719,170,735                    719,170,735     719,170,735

Exchange rate US$1.0=Ch$579.0

Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of June 30, 2005)

                                   As of June 30,   As of June 30,   As of June 30,
                                             2005             2004             2005
                                          Th. Ch$          Th. Ch$          Th. US$
                                   ------------------------------------------------
Assets
Cash and Equivalents                      869,677        3,423,982            1,502
Inventories                            98,706,928       67,395,279          170,478
Accounts receivable                    45,522,193       43,909,650           78,622
Other current assets                   18,459,477       12,737,000           31,882
Total current assets                  163,558,275      127,465,911          282,484

Property, plant & equipment, net      141,354,751      120,107,787          244,136
Other assets                           10,827,298        8,359,203           18,700

Total assets                          315,740,324      255,932,901          545,320

Liabilities and Shareholders'
Equity
Short term debt (1)                    22,643,931       39,552,694           39,109
Other current liabilities              61,251,770       43,213,203          105,789
Total current liabilities              83,895,701       82,765,897          144,898
Long term debt (1)                     67,411,505       21,149,796          116,427
Other long-term liabilities             6,038,649        5,736,834           10,429
Total long-term liabilities            73,450,154       26,886,630          126,857

Minority interest                           9,886           76,008               17

Shareholders' Equity                  158,384,583      146,204,366          273,549

Total liabilities and
Shareholders' equity                  315,740,324      255,932,901          545,320

(1) includes only financial debt
Exchange rate:US$1.0=Ch$579.0

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